FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Speech by the Chairman at the General Shareholders’ Meeting, dated June 19, 2004.

2.	Certificate of Resolutions passed in the General Shareholders’ Meeting, dated June 19, 2004.

General Meeting Shareholders’ Meeting
June 19, 2004
Speech by the Chairman

Ladies and gentlemen,

Good morning to you all. I would like to thank you, one more year, for attending this General Meeting.

During this year we have continued our efforts to maximize transparency and have had several opportunities to address you in recent months:

1.	In January, the CEO and I presented the earnings for 2003.

2.	In March we published our Annual report, which as you know is one of the most thorough produced in Spain.

3.	On May 14th, for the second year running, I sent a letter to shareholders asking for suggestions or matters to be discussed at the General Meeting. Today, I will have the opportunity to inform you of the results of this initiative.

The CEO has already given you details on the performance of the different business areas.

After my speech I will give the floor to:

•	Mr. Fernando Asúa, Chairman of the Appointments and Remuneration Committee, who will report on the Board’s remuneration policy in the year

•	and to Mr. Manuel Soto, Chairman of the Audit and Compliance Committee and Vice Chairman of the Board, who will talk about the first item on the agenda – approval of the financial statements and bank activity relating to 2003.

I in turn will discuss some issues I consider crucial to our strategy:

1.	First of all, I will discuss earnings in 2003 and 2004 to date.

2.	Secondly, our business model and five very important corporate projects we have set in motion.

3.	I will also elaborate on two key issues: corporate governance and social responsibility.

4.	Finally, I will say a few words about the future of the Group.

1. 2003

At last year’s General Meeting I told you that we were not satisfied with the earnings obtained in 2002 and I also assured you that we would make every effort to make 2003 an excellent year for our Group.

And we have done exactly that.

Last year, Grupo Santander achieved the best results in its history. Net attributable income was 2,611 million euros – 16% more than in 2002. This was backed by substantial growth in retail activity, both in Europe and Latin America.

Improvement was seen in revenues, fee income and all the management ratios: NPLs, coverage, cost-to-income and the Group’s capital base.

The market recognized Santander’s good performance. Our share price rose by 44%. This placed us as the 11th largest bank worldwide in terms of market capitalization. Only three banks outperformed Santander in the creation of stock market value: Citicorp, HSBC and JP Morgan Chase.

2. 2004 to date

These good results have continued into this year. We had a record first quarter, with net attributable profit up by 21% from the previous year.

In the following months (April, May and June to date), the favourable trend has continued. Our earnings are improving, both quarter-by-quarter and year-on-year, by more than the internal objectives we had set.

All margins are performing positively and all business areas reflect the Group’s capacity to increase revenue whilst controlling costs.

3. Our business model

We are progressing towards the goal we have set: to create shareholder value, establishing ourselves as one of the “Top Ten” banks in the world by market capitalization, and to be the best in all the markets where we operate: in profitability, efficiency, growth, customer satisfaction and corporate social responsibility.

Over the last year we have intensified our business model even further, based on diversification with a focus on retail banking, efficiency and balance sheet strength.

We have significant potential for organic growth. We do not need acquisitions in order to continue growing. This does not mean that we will not take advantage of opportunities in specific business areas, as we are doing in consumer banking in Europe.

I would like here to reaffirm my opinion – of which you shareholders are already well aware – on the development of the banking sector in Europe. The creation of value will not come about through mergers among equals, but through selective acquisitions, well thought out and well executed, such as those we are undertaking at present.

In Europe we have an ample margin for growth, as shown in the results for 2003 and the first few months of 2004.

In Spain, the Santander Central Hispano branch network is the leader, boosted by its vitality and innovation. Furthermore, Banesto’s sound, efficient and competitive banking model has made it the Spanish bank with the highest growth in market share during the year.

In Portugal, Santander Totta has assumed ambitious profitability objectives which are being met thanks to its commercial initiative and effective cost control.

In the rest of the continent the Group has enhanced its presence with acquisitions that reinforce our leadership in consumer banking in Europe.Thus, Santander Consumer has become Europe’s third largest consumer finance company and the leader in the vehicle financing segment.

We see many banks moving to enter this market, which probably has the greatest potential in Europe. Since we have already been in it for 15 years, we have a considerable headstart.

We have 7.5 million customers and a major share of vehicle financing in Spain, Germany, Italy and Portugal, and now also in Poland and Norway, following our latest acquisitions.

In Italy we have increased our holding in San Paolo IMI to 8.6%. Furthermore, the recently-signed shareholders’ agreement will enable us to participate more actively in the strategy and management of this great bank.

In short, we have an exceptional platform to continue growing in Europe. We also have our alliance with The Royal Bank of Scotland, the world’s fifth largest bank, with whom we have enjoyed an excellent relationship for more than 15 years, with highly positive results. I would like to take this opportunity to congratulate Sir George Mathewson, a member of our Board, and his CEO Sir Fred Goodwin.

In Latin America we are the leading financial franchise. You have heard me say that Latin America is part of Santander’s DNA. Without it, we would not be what we are today.

We are leaders in the world’s most important emerging market, where all the leading players in international banking (Citi, Bank of America, HSBC) are striving to increase their market share. However, we have the leading position and will increase our advantage.

Our objective in the region is to grow and to do it so organically, developing regional products and strengthening synergies among businesses and countries.

Over the last four years, which as you know have been difficult, we have increased earnings, obtaining a return on investment of 10% in the region.

We are superbly placed for the future. We have concluded the phase of restructuring and merging our banks, from which we have emerged much stronger. We wish to develop the best retail banking in Latin America. Our objective is to be the best local bank in each country and business segment.

In Latin America, our earnings were good in 2003, with an annual growth in dollars of 14.3% in net attributable income. And 2004 will be better.

Between now and 2007 we will double our customer business in the region.

The global areas of Private Banking, Asset Management and Global Wholesale Banking reinforce and complement our retail banking activity in Europe and Latin America.

In Spain, Banif maintains its undisputed position as the leader of in Private Banking.

Furthermore, the recognition of Allfunds Bank as the best international funds distributor reflects the success of our strategy in this business.

Our Treasury operations are also the strongest in all the markets where we operate, from Mexico, Chile and Brazil to Spain.

Ladies and gentlemen:

As you will see, Grupo Santander has an unmatched platform for growth, which will ensure our future profitability. Additionally, we have the business model we want: flat costs and a significant increase in revenue. According to data for the first quarter, our cost-to-income ratio is 48.8%. This is what will set apart the leaders of the future: the ability to generate revenue whilst continuing to control costs.

We also have the necessary financial strength to take on the challenges and opportunities that arise. We are one of the best capitalized banks of the euro zone.

Our balance sheet is bolstered by 3,000 million euros in unrealized capital gains, not including AUNA. And we have assigned all extraordinary income in 2003 to the amortisation of goodwill, including the total remaining amount generated by Banespa.

Over the next few years, the financial sector will be faced with two accounting and regulatory changes of great significance. In 2005, the new international accounting standards take effect.

We support an alignment of accounting norms that will permit greater transparency and a better comparison of the earnings among different institutions.

I therefore believe that the differences still existing should be rapidly overcome in order for the new standards to take effect on the prescribed date.

The second major change refers to Basle II, which will substantially change the management of risks and capital, and in short, the conduct of banking as a whole.

The Chairman of the Basle Committee, our central bank Governor Jaime Caruana, has done an excellent job.

For many years, our Group has been applying systems that place us at the forefront in risk management, and therefore, for us, Basle II is a way of showing the value of our systems and of benefiting from this competitive advantage.

I would now like to talk about the projects that are underway, with which we are defining the kind of bank we aim to become.

4. Defining the bank we want to be

Our objective of becoming one of the Top Ten banks in the world in terms of market capitalisation is an ambitious target, forcing us to continually seek new ways of doing things better.

This desire for improvement led me last summer to send a letter to all the professionals in the Group, asking them for ideas, suggestions and concerns with respect to important pending challenges. I received 2,600 replies.

These letters gave rise to five major issues which, owing to their strategic importance, the CEO and I decided to address through five corporate projects.

The officers responsible for these projects have established task forces and are presenting their conclusions to the Board of Directors, which will approve the action plans to address the different questions raised.

The first project concerns Customer Banking. It is obvious that to be among the leading 10 banks in the world we have to be number 1 for our customers.

We want more customers, we want them to be better customers we want to give them the best service.

For this, we have implemented a system to enable us to measure, at Group level, not just our market share and product penetration, but also our satisfaction indexes, customer rotation, number of new customers, etc. There will also be objectives to fulfil in these areas.

The second project is Management Resources. Consistent with our ambition to be among the leaders in international banking, Santander must be the Group where the best wish to work and where the best go farthest, with enthusiasm, commitment and motivation.

We therefore aim for a human resources management policy that fosters the professional development of our teams, that is more international, more corporate, and that responds to the idea that, in a services business such as ours, the most valuable asset is its people, their ability, competence and commitment.

The third project is technology and systems. A Group such as ours must have state-of-the-art technology. The best technology at the service of the customer. At the service of the commercial efficiency of the Bank.

In Latin America, technological unification is at a very advanced stage and in Spain we are implementing an ambitious project that will contribute to improving productivity and quality of service.

Fourth is the risk project. We have excellent risk control systems. This has always been one of the Group’s strengths and should continue to be so.

However, we aim to streamline the decision-making process, introducing technological and statistical enhancements to improve predictability, especially in standardised risk.

Our risk and business models will be integrated more effectively, making our customer relations more efficient.

The fifth project is the Group’s identity. Our status as an international Group with multi-local management requires a common image when dealing with markets, customers and society in general.

This common identity reinforces our value. Inside the Group, it creates a sense of belonging; externally, it inspires public recognition, confidence and credibility.

The action plan approved by the Board of Directors includes measures aimed at progressing towards a common brand, with local brands gradually converging.

I have no doubt that all of us aspire to be “more of a Group”.

To sum up, the five corporate projects have the objective of enhancing the value of the advantages and strengths derived from belonging to an international financial group such as Santander, ensuring furthermore that in all our markets we are associated with fundamental qualities such as excellence in customer service, the quality of our human resources and leadership in technology and risks, all with a common Group identity and culture.

5. Leaders in Good Governance and Corporate Social Responsibility

I would also like to comment on our Corporate Governance and Social Responsibility policies. These are two fundamental factors for a modern company. A company that should follow very clear values of good governance and cooperate in the development of the communities in which it operates.

Corporate Governance

I would like to make our position on corporate governance very clear. As you know, we have been the trendsetter in corporate governance in Spain. We were the first to take steps such as the removal of anti-takeover measures in our Bylaws or the individualised publication of the remuneration of our executive and external directors.

We did so because we believed it was best for our shareholders.

We have a wide shareholder base, more than one million. Few companies in the world have so many shareholders. Their support is crucial to us. It gives us stability and soundness. But it is also a responsibility.

By eliminating the anti-takeover measures in the Bylaws and respecting the principle of “one share, one vote,” we are committed to treating all our shareholders equally.

Also, we have strengthened our communication channels with you and above all have adopted a series of measures to promote and facilitate your participation in General Shareholders Meetings. Examples of this are the letter I have sent to all shareholders, or making available to you, via our website and well in advance, the Annual Report, the Agenda and all the resolutions to be submitted for your approval at this Meeting.

These measures are very important, because the General Meeting is where shareholders participate in making the Bank’s decisions.

Furthermore, Santander has been a pioneer in transparency. Transparency is one of the main pivots of our corporate governance, around which our relations with shareholders, investors, customers and employees and society in general revolve.

All important information is reported to the markets punctually and extensively. Our reporting is correct, complete, strict and accurate. Transparency generates confidence and security, and we therefore aim to establish it as one of the Group’s main assets.

We will continue to make headway in this matter. Therefore:

1.	First of all, ladies and gentlemen, we propose for your approval the elimination of the requirement to hold 100 shares in order to be able to attend the General Meeting.
2.	Furthermore, we have established as regular practice that the Chairman of the Appointments and Remuneration Committee, in addition to the Chairman of the Audit and Compliance Committee, should address this meeting.
3.	Thirdly, an external agency will regularly assess the work and performance of the Board of Directors.
4.	In fourth place, the Board itself will establish a continuous training programme for its Directors.
5.	In addition, shareholders will now be given the possibility of voting and delegating votes via e-mail, an initiative launched at this General Meeting.

This year, for the first time, our governance model has been assessed by a corporate governance rating agency, Deminor. As you can see from the report available on the Internet, we received the highest classification granted to a financial institution in continental Europe.

I would like to take this opportunity to stress the importance of self-regulation on matters of good governance. In fact, the progress made in Grupo Santander is the result of a highly intense internal reflection process. Corporate governance cannot be limited to the application of pre-established rules. Each company has its own characteristics, its own circumstances and needs. Therefore, flexibility is vital.

It is important that in Europe in general and Spain in particular, we find our own flexible and efficient good governance model, avoiding over-regulation and excessive bureaucracy in this matter, although we also believe that good corporate governance is an excellent investment, enhancing transparency and confidence in financial institutions.

Here at Santander, we are convinced that we have the ideal Board. A united and balanced Board. A responsible Board, made up of people of renowned prestige and professional success. With seven bank chairmen or ex-chairmen. A dynamic Board that encourages discussion. It is very important to me that the Board, as a whole, has a 9% stake in the Bank’s capital.

I would like to take this opportunity to welcome Mr. Luis Rodríguez Durón, who will represent Mutua Madrileña Automovilista on the Board and contribute his valuable business experience. He replaces Mr. José Manuel Arburúa, who was a director for many years, first of Banco Central Hispano and afterwards of Santander. Likewise, I would like to send a very special greeting to the Chairman of Mutual Madrileña Automovilista, Mr. José María Ramírez Pomatta, who is here today at this General Shareholders’ Meeting and who has just been re-elected as Chairman of the Mutua.

Mutua’s stake in our capital (1.22%) and its seat on our Board will strengthen the links between both institutions and provide important synergies, as well as the development of specific products and services to the benefit of policyholders.

On behalf of the Board, I would also like to express our recognition of Mr. António Champalimaud’s contribution to our Group. He passed away on May 8th. He was part of our Board for 5 years. In my lifetime, I have known few businessmen with as much foresight as Mr. Champalimaud.

Corporate Social Responsibility

I would now like to talk about our Corporate Social Responsibility policy. Two years ago, we launched an innovative plan that broke new ground in the Spanish business arena. This plan committed us to putting into practice a new concept of the socially responsible company.

We have progressed considerably through specific programmes. In 2003, the Santander Group devoted 71 million euros – 2.7% of its net attributable income – to social action.

Among our business customers and suppliers, we have promoted the signing of and adhesion to the U.N. Global Compact. We have encouraged the co-participation of our employees in social projects. We have started up internal and external environmental improvement programmes. And, above all, we have continued intensifying our cooperation with the universities of Spain, Portugal and Latin America.

For Santander, the commitment to universities is the Group’s most important institutional programme, the pivotal point that distinguishes it and the core of our corporate social responsibility.

We have a unique cooperation project between the business world and universities. An initiative without precedent that links us to 750 universities in Europe and the Americas through educational and research support programmes, and through the Universia Portal.

There is no better way to contribute to the development of the communities in which we are present than investing in education.

It is already impossible to separate Santander from its commitment to Corporate Social Responsibility. It is, like Latin America, an essential part of the Group’s genetic code.

6. Santander Group City

A symbol of our pursuit of growth, our leadership and our commitment to our employees is the new Santander Group City in Boadilla del Monte on the outskirts of Madrid.

The 160-hectare complex houses 9 office buildings, a training centre and hotel, a crèche for 400 infants, 6 restaurants and sports facilities, all aimed at increasing our efficiency and providing employees with the best working conditions in a state-of-the-art technological environment with a high ecological content.

The Santander Group City is much more than just a new corporate headquarters. It is the reflection of what we are: a leading company, modern, open to the world and committed to continuity. I invite you all to visit us there.

7. Concerning the legal proceedings

I would now like to refer to the legal proceedings underway regarding the compensation paid to Mr. José María Amusátegui and Mr. Ángel Corcóstegui, which was approved by the Board.

As you are all aware, in these proceedings I have been accused, together with Messrs. Amusátegui and Corcóstegui, of the alleged offences of misappropriation and mismanagement. I was required to post a 165 million euro bond, which I did. The object of this bond, according to the Court, is to guarantee any possible damages the Bank may have suffered as a result of the payment agreed by the Board to those persons who were the Executive Co-Chairman and Chief Executive Officer of Banco Santander Central Hispano.

It is an important matter.

As shareholders, you may be understandably concerned, and it is my duty to speak to you, here and now, about this issue.

The first thing I have to tell you is that these proceedings in which I am personally implicated originated, ironically, in the two most significant and successful operations of the Bank since its foundation: the acquisition of Banesto in 1994 and the merger with Central Hispano in 1999. Without them, Santander would not be what it is today, one of the top 15 banks in the world in terms of stock market value.

In 1994 we bought Banesto, which had been intervened by the Bank of Spain owing to its state of virtual bankruptcy. One of the directors of Banesto, dismissed as a result of that intervention, Mr. Rafael Pérez Escolar, is the person accusing me in these proceedings, while the Public Prosecutor has repeatedly requested the dismissal of the case.

And he accuses me of actions related directly to another major operation of Santander: the merger with Central Hispano. He accuses me, because he considers that the commitments assumed and the payments made to Messrs. Amusátegui and Corcóstegui for their services to the Bank constitute a criminal offence.

I have to say, one more time, that the contribution by Mr. José María Amusátegui and Mr. Ángel Corcóstegui was crucial to the resounding success of the merger. Without them, it would not have been possible to conclude such a complex process. All our shareholders should be grateful for the services rendered by both to the Bank in these circumstances.

In compensating them, the Board did what it had to do, and it did so because it was in the interests of all shareholders. Such decisions were entirely correct, both from a legal and a business viewpoint. In spite of this, the proceedings continue.

I am convinced that at the end of the day, everything will be resolved satisfactorily. And I am extremely satisfied that thanks to the invaluable contribution made by Messrs. Amusátegui and Corcóstegui, the Bank is where it is today: among the best the world.

8. The future

Before concluding, I would like to comment on our future prospects. Economic recovery has commenced in the majority of the markets where we operate, both in Europe and Latin America.

In Spain, the economy is heading towards a growth of close to 3%. I take this opportunity to congratulate the new government. Its commitment to fiscal stability and budgetary balance has kept confidence in our country intact, both at home and abroad.

I have no doubt that we will continue along the path to creating employment, increasing competitiveness and growing by more than the European Union as a whole.

As well as these positive aspects, there are also some clouds on the international horizon that merit much attention: the evolution of oil prices, geopolitical risks and the expected rise in U.S. interest rates. These questions could affect the performance of our main markets and we are taking the appropriate precautions.

I am convinced that, whatever the circumstances, the Group will be capable of proving its considerable ability to generate profits.

We are confident in our potential and therefore I can tell you today that at the end of the year, our net attributable income will exceed 3,000 million euros – more than half a billion old pesetas. In other words, 15% more than in 2003.

I am very optimistic about the performance of earnings in the years 2005 and 2006.

9. The share

I would also like to say that the price of the Santander share still does not reflect the present strength of the Group or its medium- and long-term growth potential.

Our shareholders may rest assured that Santander has sufficient balance sheet strength, business base, management capabilities and the initiative and imagination to look beyond just one year and to pursue the creation of value that has marked our history.

I would like to remind you that in the last ten years, until December 2003, the Santander share obtained an accumulated return (with reinvestment of dividends) of 327.56%, three times the increase of the Ibex in the last ten years.

Furthermore, we have maintained our commitment to continue increasing the dividend, as we have done in recent years.

The creation of value is our guiding principle in Grupo Santander, and I believe we have proved this year after year.

10. Closing remarks

We are better prepared than ever to continue growing and creating value.

We have a high capacity for organic growth, making us a unique Group in the international arena. Very few large international institutions have the business platforms and the strategic flexibility of Santander.

Our Group has proved its ability to take advantage of the opportunities presented to it throughout its history. And we will continue to do so.

Finally, I would like to say a few words in memory of all the victims of the atrocious terrorist attack on March 11th in Madrid, and to transmit my personal condolences, and those of the Board, to their families, and very especially to the family of our colleague María Victoria León, who lost her life that day on her way to work in the Bank.

I would also like to thank the 101,755 people who work in Grupo Santander for their effort and dedication. They make it possible for us to better ourselves year after year.

Thank you, ladies and gentlemen, one more year, for your confidence and support.

Thank you very much. –

IGNACIO BENJUMEA CABEZA DE VACA, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF BANCO SANTANDER CENTRAL HISPANO, S.A.

CERTIFY: that, according to the minutes of the meeting of the General Shareholders’ meeting of this entity, validly held on June 19, 2004, the following resolutions were passed:

“FIRST: To approve the Annual Financial Statements (Balance Sheet, Income Statement and Annual Report) and the management of Banco Santander Central Hispano, S.A. and its consolidated Group for the fiscal year ended December 31, 2003.

SECOND: To approve the distribution of profits obtained by the Bank during Fiscal Year 2003, in the amount of 1,445,033,100.80 euros, distributing them as follows:

Euros 645,702.15 to increase the Voluntary Reserve.

Euros 1,444,387,398.65 for the payment of dividends, which have already been paid out prior to the date of the Annual General Shareholders’ Meeting.

Euros 1,445,033,100.80 in total.

THIRD:

I. Ratify the appointment of Mutua Madrileña Automovilista, Sociedad de Seguros a Prima Fija as Director, as resolved by the Board of Directors at its meeting of April 26, 2004.

II. With respect to the annual election of one third of the Board of Directors as provided for in Article 29 of the current Bylaws, reelect as Directors Mr. Fernando de Asúa Álvarez, Mr. Antonio Basagoiti García−Tuñón, Mr. Antonio Escámez Torres, Mr. Francisco Luzón López, Mr. Luis Alberto Salazar−Simpson Bos and Assicurazioni Generali S.p.A. Therefore, with this ratification and re-election, and since the vacancy arising on the Board due to the death of Mr. António de Sommer Champalimaud has not been covered, the number of member of the Board of Directors is twenty.

Being present in the meeting Merss. de Asúa Alvarez, Basagoiti García Tuñón, Escámez Torres, Luzón López y Salazar Simpson Bos, they accepted their designation as Directors, fulfiling thereby the requirement of article 125 of the Corporate Law, and expressly declaring not to be affected by any of the incompatibilities mentioned in Law 12/1995 of May 11, and in article 124 of the Corporate Law.

FOURTH: To reappoint as Auditor the firm Deloitte & Touche España, S.L., with corporate domicile in Madrid at calle Raimundo Fernández Villaverde, número 65, and Tax Identification Number B-79104469, in order to verify the annual financial statements and the management report of the Bank and of the consolidated Group for Fiscal Year 2004.

FIFTH:

I) To rescind the unused portion of the authorization granted by the shareholders acting at the Annual General Shareholders’ Meeting of June 21, 2003 for the derivative acquisition of the shares of the Bank and the Subsidiaries comprising the Group.

II) To grant express authorization for the Bank and the Subsidiaries comprising the Group to acquire shares representing the capital stock of the Bank for valuable consideration, by any means permitted by Law, within the limits of the Law and subject to all legal requirements, up to a limit − including the shares they already hold − of 238,420,147 shares or, as appropriate, the number of shares equivalent to 5 percent of the capital stock existing at any given time. Such shares shall be fully paid in at a minimum price per share equal to the par value and a maximum of up to 10% over the quote on the Electronic Market of the Spanish stock exchanges on the date of acquisition. This authorization may only be exercised within 18 months from the date of the Shareholders’ Meeting. The authorization includes the acquisition of shares, if any, that must be conveyed directly to the employees and management of the Company, or that must be conveyed as a result of the exercise of the options they may hold.

SIXTH: Subject to the receipt of the required administrative authorization pursuant to the provisions of Article 8 of Royal Decree 1245/1995 of July 14, on the establishment of banks, cross-border activities and other issues pertaining to the legal regime applicable to credit institutions, it is hereby resolved to amend the Bylaws as follows:

1.      Article 8 of the Bylaws is hereby amended, the text of which shall now read as follows:

“Article 8.- The shares are recorded in the central book-entry registry kept by the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) [the Securities Registration, Clearing and Settlement Service].
Iberclear shall advise the Bank of transactions involving the shares and the Bank will keep its own registry including the identity of the shareholders.”

2.      Article 15 of the Bylaws is hereby amended by rewording the first paragraph thereof, eliminating the second and retaining the following paragraphs, with the text of said Article 15 now reading as follows:

“Article 15.- The holders of any number of shares registered in their name in the respective stock ledger five days prior to the date on which the General Shareholders’ Meeting is to be held and who are current in the payment of capital calls shall be entitled to attend General Shareholders’ Meetings .
In the event of the division of ownership of the shares, the shares shall be represented by the shareholder having direct ownership of the shares or the bare owner thereof. The Members of the Board of Directors must attend the General Shareholders’ Meetings.
The Chair of the General Shareholders’ Meeting may authorize the attendance of any person that the Chair deems appropriate. However, the Shareholders acting at the Meeting may revoke such authorization.”

3.      Article 16 of the Bylaws is hereby amended by rewording the first paragraph thereof, retaining paragraphs two and three thereof, amending paragraph four thereof and adding four additional paragraphs at the end (the second of which has several subparagraphs), with the text of such Article now reading as follows:

“Article 16.- The right to attend General Shareholders’ Meetings may be delegated to another shareholder eligible to attend in his own right.
Individual shareholders not enjoying full rights under civil law, and legal entities holding shares, may be represented by their duly authorized legal representatives. In such cases, as well as in the event a shareholder delegates his right to attend, no shareholder may have more than one representative at the Shareholders’ Meeting.
Proxy representation conferred upon one who is legally ineligible to hold such proxy shall be null and void.
A proxy is always revocable. Attendance at the Shareholders’ Meeting, whether physically or by casting a distance vote, shall be equivalent to the revocation of such proxy, regardless of the date thereof. A proxy shall also be rendered void by any transfer of shares of which the Company becomes aware.
Notwithstanding the provisions of Article 108 of the Companies Law, proxies shall be granted in accordance with the provisions of Article 106.2 of said Law.
When a proxy is granted by remote means of communication, it shall only be deemed valid if the grant is made:
a) by hand-delivery or postal correspondence, sending the Company the duly signed attendance card and proxy, or by other written means that,in the judgment of the Board of Directors recorded in a resolution adopted for such purpose, allows for due confirmation of the identity of the shareholder granting the proxy and of the representative being appointed, or
b) by electronic correspondence or communication with the Company, including an electronic copy of the attendance card and the proxy; such electronic copy shall specify the representation being granted and the identity of the party represented, and shall include the digital signature or other form of identification of the shareholder being represented, in accordance with the conditions set by the Board of Directors recorded in a resolution adopted for such purpose, to ensure that this system of representation includes adequate assurances regarding authenticity and the identity of the shareholder represented.

In order to be valid, a proxy granted by any of the foregoing means of remote communication must be received by the Company before midnight of the third day prior to the date the Shareholders’ Meeting is to be held on first call. In the resolution approving the call to the Shareholders’ Meeting in question, the Board of Directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting. Pursuant to the provisions of Article 24.4 below, the Board may also expand upon the foregoing provisions regarding proxies granted by remote means of communication.
The proxy may include such items not included in the agenda which may be discussed in the Shareholders’ Meeting pursuant to the Law.”

4.      Article 22 of the Company’s Bylaws is hereby amended, the text of which shall read as follows:

“Article 22.- The Chairman of the Board of Directors or, in his absence, the Vice Chairman serving in his stead per Article 33, and in the absence of both the Chairman and the Vice Chairman, the Director designated by the Board of Directors, shall preside over General Shareholders’ Meetings, and the General Secretary of the Company shall serve as Secretary. In the absence, incapacity, or vacancy of the Secretary, the Assistant Secretary shall serve in his stead, and in the absence of the Assistant Secretary, the Director designated by the Board of Directors.
The Chair shall declare the existence of a valid quorum for the Shareholders’ Meeting, direct debate, resolve any questions that may arise in connection with the agenda, end the debate when he deems that an issue has been sufficiently discussed, and in general, exercise all powers necessary for the proper organization and functioning of the General Shareholders’ Meeting. “

5.      Article 23 of the Company’s Bylaws is hereby amended, with a modification to the first paragraph thereof, with the text of said Article 23 now reading as follows:

“Article 23.- Once the Presiding Committee is established and before taking up the Agenda, a list of attendees shall be drawn up, stating the nature or representation of each attendee and the number of their own or third party shares they represent. For purposes of a quorum, non-voting shares shall be counted only in the specific cases established in the Companies Law. At the end of the list, the number of shareholders present shall be determined, indicating separately those who have voted from a distance pursuant to the provisions of Article 24, and are represented, as well as the amount of capital stock they hold, specifying the capital represented by shareholders with voting rights. Thereafter, the items of the agenda shall be submitted to debate. Only such items as are included in the Agenda may be discussed and resolved upon, unless otherwise expressly provided by law.

During the Meeting, any shareholder entitled to attend the Shareholders’ Meeting may consult the list of attendees, but such request shall not require delaying or postponing the Meeting once the Chairman has called it to order, and the Chairman is not obligated to read the list or provide copies of thereof.”

6.      A new Article 24 is added to the Bylaws in order to regulate voting by remote means of communication, the text of which shall read as follows:

“Article 24.-
1. Shareholders entitled to attend may cast their vote on proposals relating to items on the Agenda for any General Shareholders’ Meeting by the following means:
a) by hand-delivery or postal correspondence, sending the Company the duly signed attendance card and ballot (together with the ballot form provided by the Company, if any), or other written means that, in the judgment of the Board of Directors recorded in a resolution adopted for such purpose, allows for the due verification of the identity of the shareholder exercising his voting rights, or
b) by electronic correspondence or communication with the Company, which shall include an electronic copy of the attendance card and of the ballot (together with the ballot form provided by the Company, if any); such electronic copy shall include the shareholder’s digital signature or other form of identification of the shareholder, in accordance with the conditions set by the Board of Directors recorded in a resolution adopted for such purpose to ensure that this system of voting includes adequate assurances regarding the authenticity and identity of the shareholder exercising his vote.
In order to be valid, a vote cast by any of the aforementioned means must be received by the Company before midnight on the third day prior to the date the Shareholders’ Meeting is to be held on first call. In the resolution issuing the call to the Shareholders’ Meeting in question, the Board of Directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting.
2. Shareholders casting their vote from a distance pursuant to the provisions of this Article shall be deemed present for the purposes of constituting a quorum for the Shareholders’ Meeting in question. Therefore, any proxies granted prior to the casting of such vote shall be deemed revoked and any such proxies thereafter granted shall be deemed invalid.
3. Any vote cast from a distance as set forth in this Article shall be rendered void by physical attendance at the Meeting by the shareholder who cast such vote or by a transfer of shares of which the Company becomes aware.
4. The Board of Directors may expand upon the foregoing provisions, establishing such instructions, rules, means and procedures to document the casting of votes and grant of proxies by remote means of communication as may be appropriate to the state of the technology, and conforming to any regulations issued in this regard and to the provisions of these Bylaws. Any implementing rules adopted by the Board of Directors pursuant to the provisions hereof shall be published on the Company’s website.

Furthermore, in order to prevent potential deception, the Board of Directors may take any measures required to ensure that anyone who has cast a distance vote or granted a proxy is duly empowered to do so pursuant to the provisions of these Bylaws.
5. Remote attendance at the Shareholders’ Meeting via simultaneous teleconference and the casting of a remote, electronic vote while the Shareholders’ Meeting is in session may be allowed if the Regulations for the General Shareholders’ Meeting so provides, subject to the requirements set forth therein.
In such case, the Regulations for the General Shareholders’ Meeting may confer upon the Board of Directors the power to determine when the state of the technology permits, with the adequate assurances, remote attendance at the Shareholders’ Meeting via simultaneous teleconference and the casting of a remote, electronic vote while the Shareholders’ Meeting is being held. Furthermore, the Regulations for the General Shareholders’ Meeting may give the Board of Directors the power to set regulations regarding all required procedural aspects thereof, including, among other issues, how early a shareholder must connect in order for to be deemed present, the procedure and rules applicable for shareholders attending remotely to exercise their rights, the identification that may be required of remote attendees and their impact on how the list of attendees is compiled; such regulations shall maintain due regard for the law, the Bylaws and the Regulations for the General Shareholders’ Meeting.”

7.      Based on the addition of the new Article 24, the current Articles 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45 and 46 are renumbered and shall now be identified, respectively, with the numbers 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, 46 and 47. This renumbering shall not imply any change to the content of these Articles, except as stipulated in the following paragraphs of this resolution.

8.      The wording of the current Article 25 of the Company’s Bylaws, which has been renumbered as Article 26, is hereby amended, and which shall hereafter read as follows:

“Article 26.- The shareholders shall be entitled to information as provided by law. The Directors shall be required to provide such information as requested by the shareholders in the form and by the deadlines provided by law, except in cases in which this would be legally inappropriate and particularly when, in the judgment of the Chairman, publication of this information would be prejudicial to the Company’s interests. This last exception shall not apply when such request is supported by shareholders who represent at least one-fourth of the Company’s share capital.
In the case of the ordinary General Shareholders’ Meeting and such other cases as established by law, the notice of the call to meeting shall indicate appropriate information with respect to the right to examine the documents to be submitted for the approval of the Shareholders acting at the Meeting and any reports required by law at the Bank’s registered office, and to obtain them immediately and free of charge.”

9.      The wording of the current Article 31 of the Bylaws, which has been renumbered as Article 32, is hereby amended, with changes to the first paragraph and all other paragraphs staying the same, and which shall hereafter read as follows:

“Article 32.-
1. The Directors shall be liable to the Company, to the shareholders, and to the Company’s creditors for any damages they may cause by acts or omissions contrary to law or to the Bylaws or by any acts or omissions contrary to the duties inherent in the exercise of their office.
2. All members of the Board of Directors who executed or adopted such prejudicial act or resolution shall be jointly and severally liable, except for those who prove that, not having participated in the adoption and execution of such act or resolution, they were unaware of its existence, or, being aware of it, they did everything possible to avoid the damages caused, or at least expressly opposed such act or resolution.
3. Under no circumstances shall the fact that the prejudicial act or resolution has been adopted, authorized, or ratified by the General Shareholders’ Meeting exempt the Directors from liability.”

10.      The current Article 35 of the Bylaws, which has been renumbered as Article 36, is hereby amended, with the addition of a new paragraph two and changes to the second (now third) and third (now fourth) paragraphs, and shall hereafter read as follows:

“Article 36.- The call to Board Meetings shall be issued by the Secretary, or, as applicable, by the Assistant Secretary, as instructed by the Chairman.
The Board of Directors shall hold its meetings at the place indicated in the call to meeting. On an exceptional basis, if no Director is opposed, the Board Meeting may be held in several rooms or at several sites connected by videoconferencing or teleconferencing. All Directors present or represented who participate in the videoconference or teleconference shall be deemed to have attended the Meeting. The Board may also act without a meeting, in writing, provided no Director is opposed to doing so.
In order for there to be a valid quorum of the Board of Directors, more than half the Directors must be present or represented. To this end, the Directors may grant a proxy for each meeting, in writing, to any other Director to represent them therein for all purposes, and one Director may hold several proxies.
Resolutions shall be adopted by the absolute majority of Directors present at the Meeting, unless the law or these Bylaws require a supermajority. The Regulations of the Board of Directors may require a majority greater than the majority required by law or these Bylaws for certain matters. The Chairman shall have the tie-breaking vote.

Notwithstanding the provisions hereof with respect to the Executive Committee, the Board of Directors may delegate powers to one or more of its members, with or without assigning them the title of Managing Directors or any other title it deems appropriate, with the requirements and limitations established by law.
The resolutions adopted by the Board shall be recorded in the form of minutes in a special book and authorized by the signature of the Chairman and Secretary; the Secretary, or in his absence, the Assistant Secretary, shall issue, with the approval of the Chairman, or in his absence, the Vice Chairman, all certifications issued with respect to such minute book.
The duties of Secretary shall be performed by the General Secretary of the Company, or by the Assistant Secretary acting in his stead. The Secretary need not be a Director, and any Director attending the Meeting and designated by the Board may act in their stead. Such one-time designee may also be any employee of the Company.
The Chairman, the Vice Chairman or Vice Chairmen, the Managing Director(s) and the Secretary of such decision-making bodies shall be permanently empowe red to act joint and severally to record in a public instrument the resolutions of the Board of Directors, the Executive Committee, or any other such body that may be created, all without prejudice to the express authorization referred to in Article 108 of the Regulations of the Commercial Registry.”

11.      Section XXII of article 36 of the Bylaws, which has been renumbered as Article 37, is hereby amended. Said Section XXII shall now read as follows, and the rest of the Article shall read as it currently does:

“XXII. Delegate pursuant to the provisions of Article 36 all or any of its powers that by their nature may be delegated to the Executive Committee, if such Committee exists, or to one or more Managing Directors.
Regardless of such delegations, the Board of Directors may confer such powers as it may deem advisable, to be exercised jointly or individually, to other Directors, shareholders, Bank employees, and even to third parties, recording such powers in the pertinent public instruments.”

12.      The current Article 45 of the Bylaws, which has been renumbered as Article 46, is hereby amended, with changes to its first paragraph and deletion of the second paragraph, and which shall hereafter read as follows:

“Article 46.- Without prejudice to the provisions of these Bylaws with respect to voting by proxy, distance voting, and attendance at Shareholders’ Meetings via teleconference, any required or voluntary communications and information among the Company, its shareholders, and its Directors, regardless of who issues such communication or information and regardless of the addressee, may be via electronic means or by telephone, except in the cases expressly excluded by law and respecting at all times the guarantees of security and the rights of shareholders, to which end the Board of Directors may establish the appropriate technical mechanisms and procedures, which it shall publish on the Company’s website.”

This proposal is understood to be subject in any case to the condition precedent that the pertinent governmental authorization be obtained pursuant to the provisions of Article 8 of Royal Decree 1245 of July 14, 1995, on the establishment of banks, cross-border activities and other issues pertaining to the legal regime applicable to credit institutions.

SEVENTH:

I) To repeal the current Regulations for the General Shareholders’ Meeting.

II) To approve new Regulations for the General Shareholders’ Meeting of the Bank, the text of which, as formulated by the Board of Directors and made available to the shareholders, shall be transcribed in the Minutes of this Shareholders’ Meeting following this resolution.

REGULATIONS FOR THE GENERAL SHAREHOLDERS’ MEETING OF BANCO SANTANDER CENTRAL HISPANO, S.A.

PREAMBLE

Following the recommendation of the Special Commission for the Promotion of Transparency and Security in the Financial Markets and Listed Companies (Comisión Especial para el Fomento de la Transparencia y Seguridad en los Mercados Financieros y en las Sociedades Cotizadas) and the legal mandate contained in Article 113 of the Securities Market Law, and taking into consideration the practice of Spanish listed companies with respect to the organization and holding of General Shareholders’ Meetings, these Regulations for the General Shareholders’ Meeting of Banco Santander Central Hispano, S.A. (hereinafter, the “Bank” or the “Company”) have three purposes. First, they establish a rule of transparency by making public, pursuant to legal and by-law requirements, the procedures for preparing and holding General Shareholders’ Meetings; second, they specify how the shareholders’ voting rights are to be exercised on the occasion of the call to and holding of General Shareholders’ Meetings; and, third, they attempt to systematize the process of organizing and holding the General Shareholders’ Meeting, with the conviction that all of the foregoing will be to the benefit of the shareholders, this document constituting a required reference for their informed participation in the General Shareholders’ Meetings.

TITLE I

INTRODUCTION

Article 1. Purpose

These Regulations govern the call, organization, information about, attendance at and holding of the General Shareholders’ Meeting and the exercise of the pertinent voting rights on the occasion of the call to and holding of such Meetings, all of the foregoing in accordance with the provisions of Law and the By-Laws.

Article 2. General Shareholders’ Meeting

1.	The shareholders acting at a General Shareholders’ Meeting constitute the sovereign decision-making body of the Company in those matters within their power.

2.	Pursuant to the provisions of the By-Laws, the shareholders at a General Shareholders’ Meeting may adopt resolutions on any matter pertaining to the Company, with the following powers being specifically reserved to them:

I.	Approval of Regulations for the General Shareholders’ Meeting that, subject to the provisions of Law and the By-Laws, shall govern the call, organization, information about, attendance at and holding of the General Shareholders’ Meeting, as well as the exercise of voting rights on the occasion of the call and holding of such Meetings.

II.	Appointment and removal of Members of the Board of Directors, as well as ratification or revocation of interim appointments of such Directors by the Board itself, and examination and approval of their performance.

III.	Appointment of the Auditors.

IV.	Approval, if appropriate, of the annual accounts and resolutions on the allocation of earnings, as well as approval, also if appropriate, the consolidated annual accounts.

V.	Resolutions on the issuance of debentures, any capital increase or decrease, the transformation, merger, split-off or dissolution of the Company and, in general, any amendment to the Company’s By-Laws.

VI.	Authorizing the Board of Directors to increase the capital stock, pursuant to the provisions of Article 153.1.b) of the Companies Law.

VII.	Conferral upon the Board of Directors of such powers as they may deem advisable for unforeseen events.

VIII.	Deciding upon matters submitted to the shareholders at the General Shareholders’ Meeting by resolution of the Board of Directors.

IX.	Deciding on the application of consistent compensation systems for the delivery of shares or rights thereto, as well as any other compensation system referencing the value of the shares, regardless of who the beneficiary of such compensation systems may be.

X.	Deciding, if appropriate, on all matters not specifically set forth in the By-Laws that are not within the exclusive competence of the Board of Directors.

Article 3. Types of Shareholders’ Meetings

The General Shareholders’ Meeting may be Ordinary or Extraordinary.

The Ordinary General Shareholders’ Meeting, which shall be previously called for such purpose, must be held within the first six (6) months of each fiscal year in order for the shareholders to review corporate management, approve financial statements from the prior fiscal year, if appropriate, and resolve upon the allocation of profits or losses from such fiscal year, as well as to approve, if appropriate, the consolidated accounts, without prejudice to their competence to deliberate and resolve on any other matter included in the agenda.

Any General Shareholders’ Meeting not provided for in the foregoing paragraph shall be deemed an Extraordinary General Shareholders’ Meeting.

TITLE II

CALL AND ORGANIZATION OF THE GENERAL SHAREHOLDERS’ MEETING

Chapter I

Call to the General Shareholders’ Meeting

Article 4. Call to the General Shareholders’ Meeting

1.	The General Shareholders’ Meeting must be formally convened by the directors during the first six months of each fiscal year.

Furthermore, the directors shall call an Extraordinary General Shareholders’ Meeting whenever they deem it advisable in the best interest of the Company. They must also call an Extraordinary General Shareholders’ Meeting whenever shareholders holding at least five percent of the capital stock so request, and such request sets forth the matters to be addressed at the Meeting. In this event, the Extraordinary General Shareholders’ Meeting must be called to be held within thirty days following the date on which a notarized request for such call was made to the directors. The directors shall prepare the agenda, which must include the matters contained in the request.

2.	The directors shall request the presence of a Notary Public to prepare the minutes of the General Shareholders’ Meeting.

Article 5. Announcement of the Call to Meeting

The General Shareholders’ Meeting must be called by the Board of Directors of the Company by means of an announcement published in accordance with the provisions of the By-Laws. No later than the date of publication or, in any case, the next business day, the Company shall send the announcement of the call to meeting to the National Securities Market Commission. The text of the announcement shall also be accessible on the Bank’s website.

The announcement of the call to meeting shall state the date of the meeting on first call as well as all the matters to be addressed. Furthermore, the announcement shall state the date on which the General Shareholders’ Meeting shall be held on second call, if such call occurs. There shall be a period of at least twenty-four hours between the first and second call.

Chapter II

Organization for the General Shareholders’ Meeting

Article 6. Information Available as of the Date of the Call to Meeting

1.	In addition to what is required by provisions of Law or the By-Laws, beginning on the date of the publication of the call to the General Shareholders’ Meeting, the Company shall publish on its website the text of all resolutions proposed by the Board of Directors with respect to the agenda items, unless the proposals are not required by Law or the By-Laws to be made available to the shareholders as of the date of the call to meeting and the Board of Directors deems that there are justified grounds for not doing so.

2.	Without prejudice to the provisions of other paragraphs of these Regulations and the requirements of any legal provisions, beginning on the date of the announcement of the call to meeting, such information as is deemed appropriate to facilitate the attendance of the shareholders at the General Shareholders' Meeting and their participation therein shall also be contained in the Company’s website, including:

(i)	A form of attendance card and, if appropriate, all other documents that must be used to grant proxies, with an indication of the procedure to obtain the pertinent originals.

(ii)	Information on where the Meeting will be held, describing, if appropriate, how to gain access to the room.

(iii)	Description of the mechanisms that may be used for granting proxies and distance voting.

(iv)	Information, if appropriate, on systems or procedures to facilitate listening in on the meeting, such as means for simultaneous interpretation, broadcast using audiovisual media, information in other languages, etc.

Article 7. Right to Receive Information Prior to the Holding of the General Shareholders’ Meeting

From the first date of publication of the call to the General Shareholders’ Meeting through and including the seventh day prior to the date provided for the first call to meeting, the shareholders may request in writing such reports or clarifications that they deem are required, or ask written questions that they deem pertinent, regarding the matters contained in the agenda. In addition, upon the same prior notice and in the same manner, the shareholders may request reports or clarifications or ask written questions regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting.

All such requests for information may be made by delivery of the request to the Company’s registered office, or by delivery to the Company via mail or other means of electronic or long-distance data communication sent to the address specified in the announcement of the meeting and in which the electronic document by virtue of which the information is requested includes an electronic signature or other means of identification of the shareholder, upon the terms set forth by the Board of Directors in a resolution adopted for such purpose to ensure that this system includes adequate assurances regarding authenticity and the identity of the shareholder exercising such right to receive information. The shareholder shall be responsible for maintaining proof of delivery of the request to the Company as and when due. The Company’s website shall provide detailed explanations regarding the exercise of the shareholders’ right to receive information in accordance with legal provisions.

The Directors shall be required to provide the information requested pursuant to the preceding paragraphs in the form and within the periods provided by Law, except in cases in which (i) it is requested by shareholders representing less than twenty-five (25%) percent of share capital and publication thereof may, in the opinion of the Chairman, prejudice the interests of the Company; (ii) the request for information or clarification does not refer to matters included in the agenda or information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting; (iii) the information requested is deemed abusive for any reason; or (iv) legal or regulatory provisions provide otherwise.

The Board of Directors may authorize any of the Directors or its Secretary to respond on behalf of the Board to shareholder requests for information.

All responses provided to the shareholders prior to the meeting shall be made available to all the shareholders attending the Meeting at the beginning thereof.

Article 8. Proxies

Without prejudice to the provisions of the By-Laws, the right to attend the General Shareholders’ Meeting may be delegated to another shareholder eligible to attend in his own right. Individual shareholders not enjoying full rights under civil law, and legal entities holding shares, may be represented by legal representatives who have been duly verified. In such cases, as well as in the event a shareholder delegates his right to attend, no shareholder may have more than one representative at the Shareholders’ Meeting.

Proxy representation conferred upon one who is legally ineligible to hold such proxy shall be null and void. A proxy is always revocable. Attendance at the Shareholders’ Meeting, whether physically or by casting a distance vote, shall be equivalent to the revocation of such proxy, regardless of the date thereof. A proxy shall also be rendered void by any transfer of shares of which the Company becomes aware.

In cases where the directors of the Company make a public solicitation for proxies, the rules contained in the Companies Law, the Securities Market Law and rules and regulations further elaborating upon the provisions thereof shall apply. In particular, the document evidencing the proxy must contain or attach the agenda, as well as the solicitation of instructions for the exercise of voting rights and the way in which the proxy-holder will vote in the event that specific instructions are not given, subject in all cases to the provisions of Law.

The delegation may also include those matters that the law allows to be dealt with at the General Shareholders’ Meeting even when not provided for in the agenda. If the delegation does not include them, it shall be understood that the shareholder represented instructs his representative to abstain from voting on those items.

Without prejudice to the provisions of Article 108 of the Companies Law, proxies shall be conferred pursuant to the provisions of Article 106.2 thereof.

When a proxy is granted by remote means of communication, it shall only be deemed valid if the grant is made:

a)	by hand-delivery or postal correspondence, sending the Company the duly signed attendance card and proxy, or by other written means that, in the judgment of the Board of Directors recorded in a resolution adopted for such purpose, allows for due confirmation of the identity of the shareholder granting the proxy and of the representative being appointed, or

b)	by electronic correspondence or communication with the Company, including an electronic copy of the attendance card and the proxy; such electronic copy shall specify the representation being granted and the identity of the party represented, and shall include the digital signature or other form of identification of the shareholder being represented, in accordance with the conditions set by the Board of Directors recorded in a resolution adopted for such purpose, to ensure that this system of representation includes adequate assurances regarding authenticity and the identity of the shareholder represented.

In order to be valid, a proxy granted by any of the foregoing means of remote communication must be received by the Company before midnight of the third day prior to the date the Shareholders’ Meeting is to be held on first call. In the resolution approving the call to the Shareholders’ Meeting in question, the Board of Directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting.

Pursuant to the provisions of Article 24.4 of the By-Laws and 20.4 of these Regulations, the Board may also expand upon the foregoing provisions regarding proxies granted by remote means of communication.

TITLE III

HOLDING THE GENERAL SHAREHOLDERS’ MEETING

Chapter I

Valid Formation of the Meeting

Article 9. Right to Attend

1.	Shareholders who, pursuant to the provisions of Law and the By-Laws, hold any number of shares registered in their name in the corresponding bookentry registries at least five days prior to the day on which the General Shareholders’ Meeting is to be held, are entitled to attend.

In order to attend the General Shareholders’ Meeting, one must obtain the corresponding registered attendance card to be issued by the Office of the Secretary of the Bank with reference to the list of shareholders having the right to attend pursuant to the provisions of the By-Laws and applicable rules and regulations. This list shall be definitively closed five days prior to the date indicated in the call to meeting for holding the General Shareholders’ Meeting.

2.	The members of the Board of Directors must attend the General Shareholders’ Meetings. The Chairman of the General Shareholders’ Meeting may authorize the attendance of any person that the Chair deems appropriate. However, the Shareholders acting at the Meeting may revoke such authorization.

3.	Upon entering the premises where the General Shareholders’ Meeting is to be held, attendees shall be provided a copy of the text of the proposed resolutions to be submitted to the shareholders at the General Shareholders’ Meeting, as well as the directors’ reports and other documentation that are legally required to be made available to the shareholders with respect to the proposed resolutions.

Article 10. Mass Media

As a general rule, and in order to promote the broadest dissemination of the proceedings of its Meetings and the resolutions adopted, the mass media shall be given access to the General Shareholders’ Meeting.

A videotape of the General Shareholders’ Meeting shall also be available to facilitate the dissemination thereof.

Article 11. Logistics

1.	Appropriate surveillance and protection measures, as well as systems for controlling access to the meeting, shall be established in order to ensure the safety of the attendees and the orderly conduct of the General Shareholders’ Meeting.

2.	Means allowing for the simultaneous interpretation of debate may also be made available when the number of attendees who do not speak Spanish so justifies or when it is deemed appropriate for any reason.

Article 12. Holding General Shareholders’ Meeting

1.	The General Shareholders’ Meeting shall be validly established on first call with the attendance, in person or by proxy, of shareholders holding the corresponding minimum percentage of subscribed capital with the right to vote pursuant to the Companies Law or the By-Laws. If a sufficient quorum is not achieved, the General Shareholders’ Meeting shall be held on second call.

2.	The General Shareholders’ Meeting shall be held within the municipality where the Company’s registered office is located and at the place determined for such purpose by Board of Directors, which shall be indicated in the call to meeting.

If for any reason it is necessary to hold the meeting in separate premises, they shall have audiovisual media allowing real-time interactivity and communications between the premises and therefore continuity of the proceedings.

Article 13. Presiding Committee of the General Shareholders’ Meeting

1.	The Presiding Committee (Mesa) of the General Shareholders’ Meeting shall be comprised of its Chairman and Secretary.

2.	The Chairman of the Board of Directors or, in his absence, the Vice Chairman serving in his stead pursuant to the By-Laws and in the absence of both the Chairman and the Vice Chairman, the Director designated by the Board of Directors, shall preside over General Shareholders’ Meetings, and the General Secretary of the Company shall serve as Secretary. In the absence, incapacity or vacancy of the Secretary, the Assistant Secretary shall serve in his stead, and in the absence of the Assistant Secretary, the Director designated by the Board of Directors. In the absence of any express designation pursuant to the foregoing, the shareholders elected by the shareholders present at the Meeting shall serve as Chairman and Secretary.

If for any reason during the course of the General Shareholders’ Meeting the Chairman or the Secretary should have to leave the Meeting, the person to serve in their stead shall be designated pursuant to the provisions of the foregoing paragraph.

Article 14. Organization of the Meeting

The Chairman shall declare the existence of a valid quorum for the Shareholders’ Meeting, direct and establish the order of debate and presentations and the times assigned thereto pursuant to the provisions of these Regulations, end the debatewhen the Chairman deems that an issue has been sufficiently discussed, ordervotes to be taken, resolve any questions that may arise in connection with theagenda, and in general, exercise all powers necessary for the proper organization and functioning of the General Shareholders’ Meeting, including the interpretation of the provisions of these Regulations.

Article 15. Establishment of a Quorum

1.	In the place and on the day provided, whether on first or second call, for the holding of the General Shareholders’ Meeting, and beginning one hour prior to the time announced for the commencement of the meeting (unless otherwise specified in the notice of the call), the shareholders or their valid representatives may present their respective attendance cards, proxies and, if applicable, the documents evidencing their status as legal repre sentative, to the staff responsible for the registration of shareholders. Any attendance cards and proxies submitted to the staff responsible for the registration of shareholders after the time established to commence the General Shareholders’ Meeting shall not be accepted.

The registration of shareholders attending the meeting in person and by proxy shall be carried out through optical scanning or other similar technical media deemed appropriate. Once the process of registration of distance votes, attendance cards and proxies has been completed, if the existence of a sufficient quorum is declared, the Presiding Committee of the General Shareholders’ Meeting shall be formed and the list of attendees shall be drawn up. The list of attendees, which shall include as present those shareholders who have cast votes from a distance, shall be contained in electronic media, the sealed cover of which shall show the appropriate identification procedure signed by the Secretary to the General Shareholders' Meeting with the approval of the Chairman.

2.	The shareholders or, if appropriate, their representatives who arrive late at the site of the General Shareholders’ Meeting, once the acceptance of attendance cards and proxies has ended, may attend the Meeting (in the room in which it is held or, if the Company so deems advisable to avoid confusion during the Meeting, in an adjacent room from which they can observe the proceedings), but the list of attendees shall not include such shareholders and representatives (or their p rincipals).

3.	At the place and time and on the date set for holding the Meeting, either on first or second call, once the Presiding Committee is formed and the list of attendees is drawn up, the General Shareholders’ Meeting shall be called to order.

Thereafter, the Chairman or, by his delegation, the Secretary, shall read aloud the overall data resulting from the list of attendees, stating the number of shareholders with the right to vote attending the Meeting in person or by proxy, the number of shares they own, and the percentage of capital they represent.

Once the Chairman or the Secretary has publicly announced this information, the Chairman shall declare the existence of a proper and sufficient quorum at the General Shareholders' Meeting on first or second call, as the case may be.

4.	Once the establishment of a quorum for the General Shareholders' Meeting has been declared, and without prejudice to their right to make such statements as they deem appropriate during the shareholder presentation period, the attending shareholders may state to the Notary Public any reservation or protest they may have regarding the existence of a valid quorum for the General Shareholders' Meeting or regarding the overall information from the list of attendees which was previously read aloud, in order to duly record such reservation or protest in the minutes of the General Shareholders' Meeting, but such process shall not imply the delay, interruption or postponement of the normal proceeding of the Meeting.

Chapter II

Shareholder Presentation Period

Article 16. Requests to Make Presentations

Once the General Shareholders’ Meeting has been validly established, the shareholders who, exercising their rights, wish to make a presentation to the Meeting and, if appropriate, request information or clarifications with respect to the agenda items or make proposals, shall identify themselves to the Notary Public or, per indication by the Notary Public, to the staff assisting him, stating their name and last name, the number of shares they own and for which they hold proxies. If they wish to have the literal text of their presentation be included in the minutes of the Meeting, they must deliver it in writing at that time to the Notary Public, so that he may compare it to the actual presentation by the shareholder .

Once the Presiding Committee has the list of shareholders who wish to make presentations and the Chairman has presented such reports as he may deem appropriate and, in any event, before voting on the items included in the agenda, the shareholder presentation period shall commence.

Article 17. Presentations

Presentations by the shareholders shall occur in the order in which they are called for such purpose by the Presiding Committee.

The Chairman, considering the circumstances, shall determine the time initially allotted for each presentation, which shall be the same for all and never less than five minutes.

In the exercise of the Chairman’s powers to preside over the Shareholders' Meeting, and without prejudice to other action that may be taken, the Chairman:

(i)	may extend the time initially allocated to each shareholder, when the Chairman so deems it appropriate;

(ii)	may request the presenting parties to clarify issues that have not been understood or which have not been sufficiently explained during the presentation;

(iii)	may call the presenting shareholders to order so that they limit their presentation to business properly before the Shareholders' Meeting and refrain from making improper statements or exercising their right in an abusive or obstructionist manner;

(iv)	may announce to the presenting parties that the time for their presentations will soon be ending so that they may adjust their discourse and, when the time granted for their presentation has ended, or if they persist in the conduct described in the paragraph (iii) above, may withdraw the floor from them; and

(v)	if the Chairman believes that their presentation might upset the proper order and normal conduct of the meeting, the Chairman may order them to leave the premises and, if appropriate, adopt the measures required for compliance with this provision.

Article 18. Information

During the presentation period, all shareholders may verbally request information or clarifications that they deem are necessary regarding the matters contained in the agenda. They must have previously identified themselves for this purpose in accordance with the provisions of Article 16 above.

The Directors shall be required to provide the information requested pursuant to the preceding paragraph, except in those cases in which (i) it has been requested by shareholders representing less than twenty-five percent of share capital, and the Chairman believes that publication thereof may prejudice the interests of the Company; (ii) the request for information or clarification does not refer to matters included in the agenda; (iii) the requested information or clarification is not needed to form an opinion regarding the matters submitted to the shareholders, or is deemed abusive for any reason; or (iv) legal or regulatory provisions so provide.

The requested information or clarification shall be provided by the Chairman or, if applicable and if directed by such Chairman, by the Chairman of the Audit and Compliance Committee, the Secretary, a director or, if appropriate, any employee of the Company or expert on the matter.

In the event that it is not possible to satisfy the shareholder’s right to receive information during the proceedings of the General Shareholders' Meeting, the directors shall provide the requested information in writing to the interested shareholder within seven days of the close of the Shareholders’ Meeting.

Article 19. Proposals

Without prejudice to the possibility of submitting proposals for resolutions under the provisions of Article 100 of the Companies Law prior to the call to the General Shareholders’ Meeting, shareholders may, during the shareholder presentation period, submit proposed resolutions to the General Shareholders’ Meeting regarding any matter on the agenda which is not legally required to be made available to the shareholders at the time the call to meeting is published, and regarding those matters that may be debated at the Shareholders' Meeting without such matters appearing on the agenda.

Chapter III

Voting and Documentation of Resolutions

Article 20. Voting by Distance Means of Communication

1.	Shareholders having the right to attend the Meeting may cast their vote regarding proposals relating to the items included in the agenda of any General Shareholders’ Meeting by the following means:

a)	hand-delivery or postal correspondence, sending the Company the duly signed attendance card and ballot (together with the ballot form provided by the Company, if any), or other written means that, in the judgment of the Board of Directors recorded in a resolution adopted for such purpose, allows for due verification of the identity of the shareholder exercising his voting rights, or

b)	electronic correspondence or communication with the Company, including an electronic copy of the attendance card and ballot (together with the ballot form provided by the Company, if any); such electronic copy shall include the digital signature or other form of identification of the shareholder, in accordance with the conditions set by the Board of Directors recorded in a resolution adopted for such purpose, to ensure that this system of voting includes adequate assurances regarding authenticity and the identity of the shareholder exercising his vote.

In order to be valid, a vote cast by any of the foregoing means must be received by the Company before midnight of the third day prior to the date the Shareholders’ Meeting is to be held on first call. In the resolution approving the call to the Shareholders’ Meeting in question, the Board of Directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting.

2.	Shareholders who cast votes from a distance pursuant to the provisions of this Article shall be deemed present for purposes of determining the establishment of a quorum for the Shareholders' Meeting in question. Therefore, any proxies granted by them prior to the casting of such vote shall be deemed revoked and any such proxies thereafter granted shall be deemed invalid.

3.	Any vote cast from a distance as set forth in this Article shall be rendered void by physical attendance at the meeting by the shareholder who cast such vote or by a transfer of shares of which the Company becomes aware.

4.	The Board of Directors may expand upon the foregoing provisions, establishing such instructions, rules, means and procedures to document the casting of votes and grant of proxies by remote means of communication as may be appropriate to the state of the technology, and conforming to any regulations issued in this regard and to the provisions of the By-Laws and these Regulations. Implementing rules adopted by the Board of Directors pursuant to the provisions hereof shall be published on the Company’s website.

Furthermore, in order to prevent potential deception, the Board of Directors may take any measures required to ensure that anyone who has cast a distance vote or granted a proxy is duly empowered to do so pursuant to the provisions of the By-Laws and these Regulations.

Article 21. Voting on Proposed Resolutions

1.	Once the shareholder presentations have ended and responses have been made pursuant to the provisions of these Regulations, the proposed resolutions regarding matters included in the agenda or which are not legally required to be set forth therein, including any proposals made by the shareholders during the meeting, shall be submitted to a vote.

The adoption of resolutions shall proceed following the agenda set forth in the call to meeting. Resolutions proposed by the Board of Directors shall be first submitted to vote and then, if appropriate, resolutions proposed by others shall be voted upon following their priority in time. In any event, once a proposed resolution has been adopted, all others relating to the same matter and which are incompatible therewith shall be withdrawn and therefore need not be voted upon.

If proposals have been made regarding matters that may be approved at the General Shareholders' Meeting without having appeared in the agenda, the Chairman shall decide the order in which they shall be submitted to a vote.

It shall not be necessary for the Secretary to previously read aloud the text of proposed resolutions which has been provided to the shareholders at the beginning of the meeting, except when so requested by any shareholder or deemed appropriate by the Chairman for some or all of the proposals. In any event, the attendees shall be told to which item on the agenda the proposed resolution being submitted to vote refers.

2.	As a general rule, and without prejudice to the use of other alternative systems, at the election of the Chairman, voting on the proposed resolutions referred to in the preceding paragraph shall be carried out according to the following procedure:

(i)	Voting on the proposed resolutions referring to items included in the agenda shall be by a system of negative deduction. To this end, the votes corresponding to all shares present in person or by proxy, less (a) the votes corresponding to the shares whose holders or proxies state their vote against or in blank, or abstain, by communication or statement of their vote or abstention to the Notary Public, in order for note to be taken thereof for inclusion in the minutes, (b) the votes corresponding to the shares whose holders have voted against or in blank or have expressly stated their abstention by the means of communication to which the foregoing Article refers, and (c) the votes corresponding to the shares whose holders or proxies have left the meeting prior to the vote on the proposed resolution in question and have left a record of such departure with the Notary Public, shall be deemed votes in favor.

(ii)	Voting on the proposed resolutions referring to items not included in the agenda shall be by a system of positive deduction. To this end, the votes corresponding to all shares present in person or by proxy, less (a) the votes corresponding to the shares whose holders or proxies state their vote in favor, or in blank, or abstain, by communication or statement of their vote or abstention to the Notary Public, in order for note to be taken thereof for inclusion in the minutes, and (b) the votes corresponding to the shares whose holders or proxies have left the meeting prior to the vote on the proposed resolution in question and have left a record of such departure with the Notary Public, shall be deemed votes against.

(iii)	The communications or statements to the Notary Public provided for in the two foregoing paragraphs with respect to the direction of the vote or abstention may be made individually for each of the proposed resolutions or together for several or all of them, stating to the Notary Public the identity and status – shareholder or proxy – of the person making such communication or statement, the number of shares to which it corresponds, and the direction of the vote or, if appropriate, the abstention.

(iv)	For the adoption of resolutions with respect to matters not included in the agenda, the shares of shareholders who have participated in the Shareholders’ Meeting by distance voting shall not be deemed shares which are present in person or by proxy. For the adoption of any of the resolutions to which Article 114.1 of the Securities Market Law refers, the shares with respect to which no voting rights can be exercised based on the application of the provisions of said Article, shall not be deemed shares present in person or by proxy.

Article 22. Adoption of Resolutions and Announcement of Voting Results

1.	Resolutions shall be approved when the votes in favor of the proposal exceed one half of the votes corresponding to the shares present in person or by proxy, except in those cases in which the Law or the By-Laws require a supermajority. For the resolutions to which sub-paragraph (iv), paragraph 2 of the preceding Article 21 refers, the shares that are not deemed present in person or by proxy pursuant to the provisions of said sub-paragraph shall be excluded from the basis for computing the aforementioned majority.

2.	Once the Chairman has evidence of sufficient favorable votes, the Chairman shall declare the resolutions to be adopted, without prejudice to the statements that the attending shareholders may make to the Notary Public regarding the direction of their vote.

Article 23. Closure of the Shareholders' Meeting

The declaration that the meeting is adjourned shall correspond to the Chairman.

Article 24. Minutes of the Shareholders' Meeting

The notarial minutes shall be deemed the minutes of the Shareholders' Meeting, and shall not require approval.

Article 25. Publication of Resolutions

Without prejudice to registration with the Commercial Registry of recordable resolutions and applicable legal provisions regarding the publication of corporate resolutions, the same day the Shareholders’ Meeting is held or the next business day, the Company shall send the text of the approved resolutions to the National Securities Market Commission, by means of a timely notice of a significant event. The text of the resolutions shall also be accessible through the website of the Company. In addition, at the request of any shareholder or their representative at the General Shareholders’ Meeting, the Secretary shall issue a certification of the resolutions or of the notarial minutes.

Article 26. Publication of the Regulations for the General Shareholders’ Meeting

Once approved, these Regulations for the General Shareholders’ Meeting shall be accessible through the Bank’s website, and the legal framework in which the General Shareholders’ Meetings shall proceed shall also be published for the information of shareholders and investors, without prejudice to the provisions of the By-Laws and prevailing rules and regulations.

Additional Provision
Attendance at the Shareholders’ Meeting by Distance Means of
Communication in Real Time

The shareholders entitled to attend may attend the General Shareholders’ Meeting using teleconference facilities that permit real time connection to the site(s) where the Meeting is being held, provided that the Board of Directors so resolves because the state of the technology permits. Specifically, the media that can be used for such purpose, and that the Board might allow, must permit assurance of the identity of the shareholders, the proper exercise of their rights, real time interactivity and proper order of the meeting.

Attendance of shareholders at the Shareholders’ Meeting in this event shall be subject to the following rules, which the Board of Directors may expand upon and complete:

(i)	The call to meeting shall stipulate how long prior to the start of the Meeting a shareholder who wishes to attend the Shareholders’ Meeting must connect in order to be deemed present. Any shareholder who makes the connection after the time established shall not be deemed present.

(ii)	Rights to information and vote shall be exercised by such electronic distance means of communication as permitted by the By-Laws and these Regulations. The Board of Directors shall determine the procedure and deadlines for the exercise of such rights during the course of the Shareholders’ Meeting.

(iii)	A shareholder wishing to attend the Shareholders’ Meeting must identify himself by digital signature or some other form of identification, as determined by the Board of Directors in a resolution adopted to such end, providing adequate assurances of authenticity and the identity of the shareholder in question.

The Board of Directors may establish and update the media and procedures appropriate to the state of the technology to handle the remote attendance and casting of electronic votes from a distance during the holding of the Shareholders’ Meeting, adapting, if appropriate, to the rules and regulations for this system and to the provisions of the By-Laws and these Regulations. Such media and procedures shall be published on the Company’s website.

If due to technical circumstances not attributable to the Company, remote attendance at the Shareholders’ Meeting in the expected manner should not be possible or during the Shareholders’ Meeting there is an interruption of the communication or it is ended, this circumstance cannot be invoked as an illegitimate deprivation of shareholder rights.

EIGHTH:

I)      To repeal and nullify resolution EIGHT of the Ordinary General Shareholders’ Meeting of June 21, 2003.

II) To delegate to the Board of Directors, pursuant to the provisions of Article 153.1.a) of the Companies Law, the broadest powers to do the following within one year from the date of this General Shareholders’ Meeting: set the date and terms, in all matters not provided for by the shareholders themselves acting in General Shareholders’ Meeting, for a capital increase approved at this General Shareholders’ Meeting, in the amount of THREE HUNDRED MILLION EUROS. In exercising these delegated powers, the Board of Directors shall (by way of example and not of limitation) determine if the capital increase shall be carried out by issuing new shares − with or without a premium and with or without voting rights − or by increasing the par value of existing shares, through new cash contributions or by charging the increase to freely available reserves, or some combination of the two methods; determine the deadline for exercising preemptive subscription rights or for gratuitous assignment in the event of the issuance of new shares; freely offer the shares not subscribed by such deadline; establish that, in the event the issue is not fully subscribed, the capital will be increased only by the amount of the actual subscriptions; and reword the Article of the Company’s Bylaws pertaining to share capital. If the Board of Directors has not exercised the powers delegated to it within the period provided by the shareholders acting at the Shareholders’ Meeting for carrying out this resolution, such powers shall become void once the deadline has passed.

NINTH:

I) To empower the Board of Directors, pursuant to the general rules for the issuance of debentures and pursuant to the provisions of Article 319 of the Regulations of the Commercial Registry, to issue in one or several tranches up to the sum of TWENTY BILLION EUROS or the equivalent thereof in another currency, in fixed income securities, in any of the forms permitted by law, including bonds, certificates, notes, and debentures, including such subordinated obligations as are set forth in Section 1, Article 7 of Law 13 of May 25, 1985 and in Article 20.1 of Royal Decree 1343 of November 6, 1992. These securities may be unsecured or carry guarantees of any kind, including mortgage backing. They may be represented by certificates or may be book entry securities. The securities issued under this authorization shall be numbered consecutively for each issue, beginning with the number 1 (ONE). Each issue shall constitute a single series. The securities may be fully or partially exchangeable for existing shares in the issuing Company itself or for shares in other Entities. If they are exchangeable, such exchange may be voluntary or mandatory. If voluntary, such exchange may be at the option of the holder of the securities or of the issuer. They may also include an option to buy such shares. The securities may be issued in Spanish territory or abroad, under Spanish or foreign law. They may be denominated in Spanish or foreign currency, notwithstanding that if denominated in foreign currency the equivalent thereof in euros shall be stated. The Board of Directors is empowered to freely determine all other terms of the issue(s), as well as whether each issue is perpetual or amortizable. If amortizable, it may determine the amortization schedule, all within the limits set by law. Furthermore, in general, it may execute without any limitation whatsoever any public or private instruments required or that the Board may deem advisable in order to carry out this resolution. It may also, as appropriate, designate the Statutory Auditor and approve the basic rules that shall govern the legal relationship between the Bank and the Syndicate holding the securities issued. With respect to the limit to the delegation, the stated amount of TWENTY BILLION EUROS constitutes the maximum global limit for the face value amount that may be outstanding at any given time for notes or similar securities issued plus the face value issued for all other securities likewise issued under this authorization conferred upon the Board of Directors. This power may be exercised by the Board of Directors within a period of five years from the date the resolution is adopted by the shareholders at the Shareholders’ Meeting, after which time any portion thereof that has not been exercised shall be cancelled. It is stated for the record, as provided by Article 111 bis of Law 24 of July 28, 1988 and the Fourth Additional Provision of Law 26 of July 29, 1988, that the limitation regarding the issuance of debentures set forth in Section 1 of Article 282 of the Consolidated Text of the Companies Law shall not apply to the Bank.

II) To also empower the Board to decide on a case-by-case basis the repayment terms for the fixed income securities issued under this authorization. It may use the withdrawal means referred to in paragraphs a), b), and c) of Article 306 of the Consolidated text of the Companies Law.

III) To also empower the Board of Directors so that when it so deems advisable, and subject to obtaining the necessary official authorizations and, as appropriate, the approval of the pertinent Syndicates of Holders of the securities, it may modify the conditions for repayment of the fixed income securities which have been issued and the respective terms thereof and the interest rate, if any, accruing for each issuance under the foregoing authorization.

TENTH: Without prejudice to the delegations contained in the foregoing resolutions, it is hereby resolved:

A) To empower the Board of Directors to interpret, cure, supplement, carry out and develop the foregoing resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or any other authorities, officials or institutions which are competent to do so, as well as to comply with whatsoever conditions may be legally required for the effectiveness thereof, and particularly to delegate to the Executive Committee all or a portion of the powers received from the shareholders at this General Meeting by virtue of the preceding resolutions as well as this resolution TEN.

B) To empower Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Mr. Ignacio Benjumea Cabeza de Vaca and Mr. Juan Guitard Marín so that any of them, severally, and without prejudice to any other existing power to record the resolutions in a public instrument, may appear before a Notary Public and authorize on behalf of the Bank any public instruments that may be required or appropriate with respect to the resolutions adopted by the shareholders at this General Shareholders’ Meeting. In addition, the foregoing gentlemen are also severally empowered to carry out the required filing of the Annual Financial Statements and other documentation with the Commercial Registry.””

CERTIFY also that, under Item Eleven of the Agenda, the Secretary informed to the above mentioned General Shareholders’ meeting, of the prevailing Regulation of the Board of Directors, that was passed by such board on March 29, 2004 once that the Audit and Compliance Committee had informed about it, was notified to the National Securities Market Commission on March 31, 2004, and was inscribed in the Mercantile Register of Cantabria on April 1, 2004.

CERTIFY also finally that, pursuant to the resolution of the Board of Directors to request the presence of a Notary Public, Mr. José María de Prada Díez, member of the Notarial College of Burgos, with residence in Santander, attended the General Shareholders’ meeting and wrote the minutes of the meeting. These notarial minutes of the meeting are the minutes of the General Shareholders’ meeting.

And to leave record, I sign this certification with the approval of Mr. Matías Rodríguez Inciarte, Third Vice Chairman, in Santander on June 19, 2004.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: July 7, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President